SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Indicative Notice Regarding the A-share Reform dated December 10, 2007	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 11, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Indicative Notice Regarding the A-share Reform

The Company and all members of the board of directors warrant that the information contained in this notice is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

In accordance with the requirements under the relevant laws and regulations including the “Guidelines of the State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market” (Guo Fa [2004] No. 3) promulgated by the State Council of the PRC and the “Guiding Opinions on the State Share Reform of Listed Companies” jointly promulgated by the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, People’s Bank of China and the Ministry of Commerce, the non-circulating shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) have again proposed a share reform proposal. Having consulted with the Shanghai Stock Exchange (the “SSE”), trading in the A shares of the Company has been suspended with effect from Monday, 3 December 2007.

After communicating with the non-circulating shareholders of the Company, the non-circulating shareholders of the Company have applied to the state-owned assets supervision and administration authorities for the conduct of relevant review procedures in respect of the Company’s share reform proposal, pursuant to the operating procedures of the share reform. Notice of the relevant shareholders’ meeting to the holders of A shares and related information on the share reform proposal is expected to be disclosed on 17 December 2007.

By order of the Board
Zhang Jingming
Secretary to the Board

Shanghai, the PRC, 10 December 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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